

82-3729

HORNBACH BAUMARKT AKTIENGESELLSCHAFT



03 APR 30 AM 7:21

SUPPL

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

Office of International Corporate Finance
att.: Sandra Kinsey, Esq.

Bornheim, April 16th, 2003

HORNBACH-Baumarkt-AG – File number 82-3729

Dear Ms. Sandra Kinsey,

enclosed please find our press release issued on April 16th, 2003 for your information. It is a brief report concerning the preliminary figures for 2002/03.

Kind regards,

pp. Judith Würtz

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

Enclosure

5/15



HORNBACH HOLDING AG – HORNBACH-Baumarkt-AG
PRESSEMITTEILUNG – PRESS RELEASE

The HORNBACH Group presents its preliminary figures for 2002/03

Two-figure sales growth. Earnings depressed by reduced margins and pre-opening costs

Like-for-like sales at DIY superstores with garden centers in Germany up by 1.8% – market share extended by 12% – significant earnings growth expected in 2003/04

Neustadt an der Weinstraße/Bornheim bei Landau, April 16, 2003 – In the 2002/2003 fiscal year (March 1, 2002 – February 28, 2003), the HORNBACH Group achieved two-figure sales growth in spite of the difficult competitive environment. In terms of like-for-like sales, HORNBACH was once more able to counter the negative industry trend in Germany. Earnings came under pressure, however, as a result of a more aggressive pricing policy, a considerable increase in pre-opening costs related to the company's ongoing expansion within Germany and abroad, and start-up losses in the builders merchants and garden center businesses. Following the difficulties in the retail sector in 2002, both HORNBACH HOLDING AG and HORNBACH-Baumarkt-AG nevertheless expect earnings in the current year at least to reach the level seen in the 2001/2002 fiscal year. This expectation is validated by the preliminary figures for the 2002/2003 fiscal year published today.

The HORNBACH HOLDING AG Group consists of the HORNBACH-Baumarkt-AG, HORNBACH Baustoff Union GmbH and HORNBACH Immobilien AG subgroups, as well as Lafiora HORNBACH Florapark GmbH.

In the 2002/03 fiscal year, HORNBACH HOLDING AG increased its consolidated sales (excluding sales tax) by 14.4% to € 1,705m (previous year: € 1,490m). Net sales at the HORNBACH-Baumarkt-AG subgroup rose by 13.1% over the same period to reach € 1,625m (previous year: € 1,437m).

At the end of the 2002/2003 fiscal year, the total number of retail outlets within the overall group broke through the 100 mark. The number of DIY stores with garden centers operated by the HORNBACH-Baumarkt-AG subgroup increased from 91 to 102. Of these outlets, 78 are in Germany, ten in Austria, seven in the Netherlands, four in the Czech Republic, one in Luxembourg and, as of recently, two in Switzerland. With a total sales surface of 1,014,685 m^2 (previous year: 887,427 m^2), the average sales surface per outlet now amounts to 9,948 m^2 (previous year: 9,752 m^2). In addition to these outlets, the HORNBACH HOLDING AG Group operated three Lafiora garden centers and 17 builders merchants outlets at the reporting date.

HORNBACH increases its lead on the DIY sector in Germany

The poor economic climate and general reluctance to consume seen during 2002 did not leave the German DIY sector unaffected. Like-for-like sales in the DIY sector, taking no account of new openings, fell for the fourth consecutive year. The Federal Association of Specialist German DIY, Construction and Garden Stores (BHB) reported a 3.1% drop in like-for-like sales for the 2002 calendar year, following a decrease of 3.5% in the previous year.

HORNBACH-Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com



HORNBACH-Baumarkt-AG, by far the largest operating subsidiary in the HORNBACH Group, was nevertheless able to detach itself from the negative industry trend in Germany. Consolidated like-for-like sales grew by 1.5% (previous year: 1.4%). Like-for-like sales at HORNBACH in Germany increased by 1.8%. This led to an expansion of the company's share of the domestic DIY market from 6.0% to 6.7%.

Given the difficult economic climate in the Eurozone, the positive overall sales development can be considered a success. This growth was achieved in spite of the HORNBACH DIY superstores and garden centers in Dresden and Ansfelden bei Linz (Austria) being affected by the flood disaster of August 2002 and having to remain closed for several weeks. In the case of Austria, this meant that more than a fifth of the total sales surface was temporarily out of action.

Investments in Market Share Burden Earnings

The most important earnings figures in the annual financial statements of the HORNBACH HOLDING AG Group and the HORNBACH-Baumarkt-AG subgroup, which have been compiled pursuant to IAS for the first time, are presented in the table below. It can be seen that they showed unsatisfactory developments in the 2002/03 fiscal year and remained below the previous year's figures.

Preliminary Key Figures for the 2002/2003 Fiscal Year (IAS)

	HORNBACH HOLDING AG (WKN 608343)			**HORNBACH-Baumarkt-AG** (WKN 608440)		
Figures in € m	± %	2002/03	2001/02	± %	2002/03	2001/02
Sales figures						
Net sales	14.4	**1,705**	1,490	13.1	**1,625**	1,437
• DIY Germany				7.4	**1,202**	1,120
• DIY International				33.6	**423**	317
% share of international					**26%**	22%
Earnings figures						
EBITDA	-10	**137**	152	-13	**104**	119
EBIT	-8	**68**	74	-27	**47**	65
Operating result	-22	**36**	46	-43	**26**	46
Extraordinary result		**-8**	-		**-7**	-
Earnings before tax (EBT)	-39	**28**	46	-58	**19**	46
Net income (before minorities share)	-17	**20**	24	-55	**13**	30

The deterioration in operating income was primarily attributable to the development of the gross margin, a sharp increase in pre-opening costs, start-up costs related to market entry in new countries (Switzerland, Sweden), as well as to the losses incurred at the HORNBACH Baustoff Union GmbH and Lafiora HORNBACH Florapark GmbH subsidiaries.

The gross profit as a percentage of net sales (gross margin) declined year-on-year across the HORNBACH Group. Of prime importance for this decline was the decrease of the gross

HORNBACH-Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com



margin at the HORNBACH-Baumarkt-AG subgroup by around one percentage point (previous year: 36.3%) as a result of more aggressive pricing policy.

The aim of guaranteeing the best price to the customer and ensuring that the goods are always available was focussed on more than ever during the 2002/03 fiscal year. Ongoing investments were made in the company's competitive position and in branding measures. As could be seen in the year as a whole, and in the disappointing final quarter in particular, the continuing reluctance of consumers in Germany and Austria to make purchases meant that it was not possible to achieve the additional sales which would have been necessary to compensate for the lower gross margin by means of greater volumes. Coupled with the difficult competitive conditions in the DIY and garden products sector, this led to a fall in earnings at the HORNBACH Group and made it impossible to maintain earnings at the level achieved in recent years.

"We have not cut back on our expansion plans in order to put our short-term earnings in a better light. Neither have we forfeited any of the quality of our DIY megastores", commented Albrecht Hornbach, the Chairman of the Executive Board of HORNBACH HOLDING AG. This would only burden the level of sales and market share and would mark the beginning of a future decline in earnings. "In one of the most difficult periods seen in the German retail sector, we have rather targeted our resources on organic growth. This means that we will maintain our expansion on both national and international levels, increase our market share and number of customers, thus strengthening our long-term earnings potential", remarked Hornbach.

Doubling of Pre-Opening Costs

The sharp increase in pre-opening costs was a further factor in the decline in earnings. Following nine store openings at HORNBACH-Baumarkt-AG in the 2001/02 fiscal year, a further eleven new DIY megastores were opened during the year under report. For the first time in the company's history, more stores were opened abroad than in Germany. These were in Krems, Hohenems and St. Pölten in Austria; Wateringen and Groningen in the Netherlands; Littau and Etoy in Switzerland, as well as the second HORNBACH megastore in Prague. In Germany, DIY superstores with garden centers were opened in Mönchengladbach, Bremen and Wiesbaden. At Lafiora HORNBACH Florapark GmbH preparations were made for the re-opening of a garden center with the new Lafiora specialist store concept at Ludwigshafen in April 2003. The increased rate of expansion led to a year-on-year doubling of the pre-opening costs across the Group to around € 20m. This cost category includes those costs incurred prior to the opening of a new store. These primarily relate to personnel expenses and general operating and development costs. Earnings were further depressed by the costs of establishing independent administrative structures in Switzerland and Sweden.

The start-up losses incurred at the HORNBACH Baustoff Union GmbH and Lafiora HORNBACH Florapark GmbH subsidiaries, which amounted to just under € 10m in total, also had a negative effect on earnings. The current 2003/04 fiscal year is nevertheless expected to see a clear turnaround in this respect.

Due to the flooding catastrophe in parts of Germany and Austria in mid-August 2002, the HORNBACH Group suffered considerable one-off charges on earnings. The flood caused damages to buildings, goods and office and plant equipment amounting to more than € 7m.



Dividend at Previous Year's Level

In its dividend policy, the HORNBACH Group traditionally places emphasis on continuity. The dividend has remained stable since the 1994/95 fiscal year, both in successful and in less successful years. The earnings developments seen over the last fiscal year also give no cause to relinquish this continuity. Given the expected recovery in earnings in 2003/04, the Executive Board intends to propose paying a dividend at the same level as in the previous year. For the 2001/02 fiscal year, HORNBACH-Baumarkt-AG paid a dividend of € 0.87 per ordinary share and HORNBACH HOLDING AG most recently paid € 1.14 per preference share and € 1.08 per ordinary share.

Outlook

Up to nine DIY superstores with garden centers and one Lafiora garden center will be opened during the 2003/04 fiscal year. Net sales at the HORNBACH Group, including the newly opened stores, are expected to show two-figure growth to more than € 2.0bn. The HORNBACH-Baumarkt-AG subgroup is aiming to achieve net sales of around € 1.9bn. In contrast to the German DIY sector in general, for which the BHB has forecast a further 2% decline in like-for-like sales, HORNBACH expects to see an increase in its equivalent sales.

In spite of improved purchasing conditions arising in part due to the cooperation with the British retailer Kingfisher plc., the gross margin for the 2003/04 fiscal year has been budgeted at a lower level than in the previous year. This provides HORNBACH with reserves and the flexibility to react to any competitive situations in a targeted manner.

Pre-opening, store and administration costs should decline as a proportion of sales. Pre-tax operating earnings prior to one-off items are expected to grow more rapidly than sales and once again to reach at least the level seen in the 2001/02 fiscal year (around € 46m).

Contact

Investor Relations
Axel Müller
76878 Bornheim bei Landau
Tel: (+49) 0 63 48/ 60 - 24 44
Fax: (+49) 0 63 48/ 60 - 42 99
Invest@hornbach.com

Financial Calendar

▪ June 25, 2003	**Annual Financial Statements 2002/2003 Press Conference** Publication of Annual Report **Interim Report** as of May 31, 2003 **DVFA Analysts' Conference: HORNBACH-Baumarkt-AG**
▪ August 28, 2003	**Annual General Meeting of HORNBACH-Baumarkt-AG** in Frankfurt am Main
▪ August 29, 2003	**Annual General Meeting of HORNBACH HOLDING AG** in Frankfurt am Main